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                             May 3, 2024

       Keith Marchiando
       Chief Financial Officer
       Zivo Bioscience, Inc.
       21 East Long Lake Road , Suite 100
       Bloomfield Hills , MI 48304

                                                        Re: Zivo Bioscience,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed March 15,
2024
                                                            File No. 001-40449

       Dear Keith Marchiando:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       Note 8 - Deferred R&D Obligations - Participation Agreements, page F-16

   1. We note your disclosure regarding the accounting for your Participation Agreements on page F-16 as well as
the related restatement disclosures provided in your Item 4.02 Form
                                                        8-K dated April 15,
2022. Please address the following:

                                                              Provide us with a
detailed analysis supporting your accounting treatment of these
                                                            Participation
Agreements as research & development arrangements under ASC 730-
                                                            20-25 and clearly
explain why you determined that your prior accounting as sales of future revenues
under ASC 470-10 was in error.
                                                              Provide us with
an example of one of the Participation Agreements that clearly outlines the
significant terms of the agreements, including the revenue share and your obligations to
perform R&D services.
                                                              Explain your
accounting for the buy back option included in the agreements.
 Keith Marchiando
Zivo Bioscience, Inc.
May 3, 2024
Page 2
                Clarify whether you have a continuing obligation to provide the participants with a share of revenues, and if so, how this revenue share will be accounted for given that your deferred R&D obligation appears to be fully amortized as of December 31,
              2023.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameKeith Marchiando                             Sincerely,
Comapany NameZivo Bioscience, Inc.
                                                               Division of
Corporation Finance
May 3, 2024 Page 2                                             Office of Life
Sciences
FirstName LastName